ANACOR PHARMACEUTICALS, INC.

1020 East Meadow Circle

Palo Alto, CA 94303

(650) 543-7500

November 15, 2010

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Jeffrey P. Riedler
Vanessa Robertson
Melissa Rocha
Sebastian Gomez Abero

Re:	Anacor Pharmaceuticals, Inc.
Registration Statement on Form S-1 (File No. 333-169322)

Dear Mr. Riedler:

The undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement No. 333-169322 (the “Registration Statement”) to become effective on November 17, 2010, at 2:00 p.m., Eastern Time, or as soon thereafter as is practicable.  This request for acceleration is subject, however, to your receiving a telephone call prior to such time from our legal counsel, Cooley LLP, confirming this request.

In connection with this request, the Registrant acknowledges that:

•                  should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Until such time as it becomes effective, the above-referenced Registration Statement will continue to be subject to the delaying amendment set forth therein.

Very truly yours,

ANACOR PHARMACEUTICALS, INC.

/s/ James R. Marconi
James R. Marconi
Vice President, Finance and Controller

November 15, 2010

Securities and Exchange Commission

Division of Corporate Finance

100 F St., N.E.

Washington, D.C. 20549

Re:                              Anacor Pharmaceuticals, Inc.

Registration Statement on Form S-1

File No. 333-169322

Ladies and Gentlemen:

In connection with the proposed offering of the above-captioned securities, we wish to advise you that we, as the representatives of the underwriters, hereby join with Anacor Pharmaceuticals, Inc.’s request that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective on Wednesday, November 17, 2010, at 2:00pm, Eastern Standard Time or as soon as practicable thereafter.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)                                     Date of preliminary prospectus:  November 2, 2010

(ii)                                  Approximate dates of distribution:  November 2, 2010, to November 16, 2010

(iii)                               Number of prospective underwriters and dealers to whom the preliminary prospectus was furnished: 4

(iv)                              Number of prospectuses so distributed: 7,510

(v)                                 Compliance with Rule 15c2-8 under the Securities Exchange Act of 1934: Included in Master Agreement Among Underwriters of Citigroup Global Markets Inc.

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Sujal Shah
Authorized Signatory

DEUTSCHE BANK SECURITIES INC.

By:	/s/ Michael Cohen
Authorized Signatory

By:	/s/ Kent Penwell
Authorized Signatory